Exhibit 99.2

SciSparc Enters into Definitive Agreement for the Acquisition of a Publicly Traded Company on the TSXV to which it will transfer its Advanced Clinical Stage Pharmaceutical Portfolio

According to the agreement, SciSparc’s pharmaceuticals assets and equity stake in SciSparc Nutraceuticals Inc. are valued at approximately US$11.6 million

TEL AVIV, Israel, Oct. 15, 2025 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that on October 9, 2025, the Company entered into a definitive asset and share purchase agreement (the “Agreement”), pursuant to which it will receive a controlling interest in Miza III Ventures Inc. (“Miza”) (TSXV: MIZA.P), a publicly traded company on the TSX Venture Exchange (the “TSXV”) in Canada, and transfer to Miza its advanced clinical stage pharmaceutical portfolio and its equity stake of approximately 51% in SciSparc Nutraceuticals Inc. (collectively, the “Target Assets”).

According to the Agreement, the total enterprise value of Miza is approximately US$3.3 million (approximately CAD 4.5 million), taking into consideration its approximately US$1.0 million cash position, and the Target Assets are valued at approximately US$ 11.6 million (approximately CAD 15.8 million).

Pursuant to the Agreement, SciSparc will receive 63,300,000 common shares of Miza and up to 48,000,000 Miza contingent rights based on pre-determined milestones (the “Proposed Transaction”) and transfer to Miza the Target Assets. Following the closing of the Proposed Transaction, SciSparc is expected to hold a controlling interest in Miza, ranging from a minimum of approximately 75% to a maximum of approximately 84%. Following the closing, Miza is expected to change its name to “NeuroThera Labs Inc.” and to be active in both the pharmaceutical and supplemental sectors.

TSXV has conditionally approved the Proposed Transaction, and Miza has filed a filing statement in respect of the Proposed Transaction dated October 9, 2025, on Miza’s SEDAR+ profile (the “Filing Statement”). For a more detailed description of the Agreement and the Proposed Transaction, please see the Filing Statement.

Convertible Note

Upon the closing of the Proposed Transaction, subject to the approval of the TSXV, SciSparc, or a third-party on its behalf, intends to commit up to CAD1,000,000 (approximately US$716 thousand) in capital to Miza pursuant to an unsecured convertible note to be entered into, which shall mature on the two-year anniversary of the date of the issuance thereof (the “Maturity Date”) and shall bear interest at the simple rate of 7% per annum. The convertible note will be drawn down by Miza in its sole discretion. On the Maturity Date, the outstanding principal and accrued but unpaid interest under the convertible note shall be convertible into common shares of Miza, at the sole election of the holder, at a price of CAD 0.25 per share and up to a maximum of 4,000,000 common shares of Miza (the “Share Cap”), subject to customary anti-dilution adjustments. Upon conversion of the convertible note, for any principal amount or accrued interest not converted into shares due to being in excess of the Share Cap or rounding, Miza will pay the holder of the convertible note a cash amount of such outstanding balance.

Payment Warrants

At the Closing, Miza will issue to Scisparc 4,000,000 common share purchase warrants (the “Payment Warrants”). Each Payment Warrant will be exercisable to acquire one Miza common share at an exercise price of CAD 0.25 for a period of five years from the date of issuance thereof.

The Proposed Transaction, if it were to be finalized and completed, would align with SciSparc's strategy of creating value for its shareholders. Assuming all conditions to the closing of the Proposed Transaction are satisfied, the parties anticipate closing the Proposed Transaction on or around October 22, 2025. In due course, the parties will issue a further press release announcing the closing of the Proposed Transaction.

SciSparc’s pharmaceutical portfolio includes SCI-110 for treating persons with Tourette syndrome, which is subject to a phase IIb clinical trial, SCI-110 for treating persons with Alzheimer’s disease, the phase II clinical trial of which has been completed, and SCI-210 for treating children with autism, subject to a randomized, double-blind and placebo-controlled trial that commenced in the first quarter of 2024.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer's disease and agitation; and SCI- 210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses the closing of the Proposed Transaction and timing thereof, Miza’s activity in pharmaceutical and supplemental sectors post-closing, the Company’s intention to commit up to CAD1,000,000 (approximately US$716 thousand) in capital to Miza pursuant to an unsecured convertible note and the terms of the convertible note, and the belief that the Agreement would align with SciSparc's strategy of creating value for its shareholders. The Company may not complete the proposed transaction with Miza or, even if it does, it may not create shareholder value. Because such statements deal with future events and are based on SciSparc's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in SciSparc's Annual Report on Form 20-F, as amended, filed with the SEC on April 24, 2025, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055